UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Landsea Homes Corporation
(Name of Subject Company)
Landsea Homes Corporation
(Names of Persons Filing Statement)
Common Stock, par value $0.0001 per share
Warrants exercisable for Common Stock
(Title of Class of Securities)
51509P103
(CUSIP Number of Class of Securities)
John Ho
Chief Executive Officer
Landsea Homes Corporation
1717 McKinney Avenue, Suite 1000
Dallas, Texas
(949) 345-8080
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles K. Ruck
Michael A. Treska
Darren J. Guttenberg
Latham & Watkins LLP
650 Town Center Dr., 20th Floor
Costa Mesa, CA 92626
(714) 755-1235
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION.
Name and Address.
The name of the subject company is Landsea Homes Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1717 McKinney Avenue, Suite 1000, Dallas, Texas 75202. The telephone number of the Company’s principal executive office is (949) 345-8080.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (each such share, a “Share,” and collectively, the “Shares”). As of the close of business on May 8, 2025, there were 36,409,560 Shares issued and outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the tender offer (the “Offer”) by Lido Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned direct subsidiary of Lido Holdco, Inc., a Delaware corporation (“Parent”), and a wholly owned indirect subsidiary of The New Home Company Inc., a Delaware corporation (“New Home”), which are controlled by certain funds managed by Apollo Management IX, L.P. (“Management IX”), to acquire any and all of the issued and outstanding Shares at a price per Share of $11.30, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).
The Offer, once commenced, will initially remain open for a minimum of twenty business days, subject to certain possible extensions on the terms set forth in the Merger Agreement (as defined below) (as extended, the “Expiration Time”). If at the scheduled Expiration Time any of the conditions to the Offer have not been satisfied or waived, then Merger Sub will extend the Offer for one or more consecutive periods of up to five business days to permit the satisfaction of all Offer conditions, except that if the sole remaining unsatisfied Offer condition is the Minimum Condition (as defined below), Merger Sub will only be required to extend the Offer on up to four occasions of five business days each (or such other duration as the parties agree). In addition, if the full amount of the Closing Commitment Amount (as defined in the Land Bank Commitment Letter) of the Land Bank Financing has not been funded and is not available at the scheduled Expiration Time of the Offer, Merger Sub may, subject to certain conditions, extend the Offer on up to two occasions of five business days each.
Merger Sub’s obligation to purchase the Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there being validly tendered and not properly withdrawn immediately prior to the Expiration Time the number of Shares that, together with any Shares held by Parent, Merger Sub or any of their respective affiliates, represents at least a majority of all of the then outstanding Shares as of the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”), the “Minimum Condition”), (ii) the absence of any law or order (including any injunction or other judgment) enacted, issued or promulgated by any governmental authority of competent and applicable jurisdiction that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of the Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger (as defined below), (iii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions, (iv) the Company’s performance or compliance in all material respects with its agreements, obligations and covenants contained in the Merger Agreement and failure to so comply or perform being cured by the Expiration Time, (v) the absence of any state of facts, change, condition, occurrence, effect, event, circumstance or development that has had a material adverse effect on the Company, (vi) Parent’s receipt of a certificate signed on behalf of the Company by its chief executive officer, certifying that certain conditions are satisfied as of immediately prior to the Expiration Time, (vii) the Merger Agreement has not been terminated pursuant to its terms, (viii) the completion of a 15 consecutive calendar day marketing period (subject to certain blackout periods and other limitations described in the Merger Agreement, the “Marketing Period”), and (ix) Parent’s receipt of the Required Financial Information (as defined in the Merger Agreement) and such Required Financial Information complies with certain requirements as set forth in the Merger Agreement.
See Section 12 of the Offer to Purchase – “Sources and Amount of Funds.” The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the Securities and Exchange Commission (the “SEC”) on May 23, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement (excluding the financing for the Offer and the Merger) the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent and a wholly owned indirect subsidiary of New Home (the “Surviving Corporation”). Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no Company stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place as soon as practicable following Merger Sub’s irrevocable acceptance of payment for the Shares in the Offer (and in any event no later than the business day following such acceptance date), all remaining outstanding Shares not tendered in the Offer (other than Shares held by (1) the Company (or any wholly owned subsidiary of the Company) as treasury stock, Parent, Merger Sub or any of their respective affiliates, which Shares shall be automatically cancelled and shall cease to exist (the “Cancelled Shares”), or (2) stockholders who are entitled to demand and properly demand appraisal rights in accordance with, and in compliance in all respects with the DGCL in connection with the Merger (the “Dissenting Shares”)) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration” and the Merger Consideration or Offer Price to be received by holders of Shares in the Transactions, as applicable, the “Consideration”), without interest and less any applicable taxes required to be withheld. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Merger on Company Shares and Equity-Based Incentive Awards” below for a description of the treatment of Company stock options and Company restricted stock awards.
Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on May 23, 2025. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 Midnight, New York City time, on June 24, 2025 (one minute after 11:59 P.M., New York City time, on June 23, 2025), unless the Offer is extended or earlier terminated.
The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 18300 Von Karman Ave, Suite 1000, Irvine, California 92612.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent, Merger Sub, New Home or their respective executive officers, directors or affiliates (including Management IX), on the other hand.
Arrangements between the Company and Parent and Merger Sub
Merger Agreement
On May 12, 2025, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
The Merger Agreement governs the contractual rights and obligations among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure letter delivered in connection with the Merger Agreement (the “Disclosure Letter”), (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (5) will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement) and (6) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.
Equity Commitment Letter
Parent has received an equity commitment letter, dated May 12, 2025 (the “Equity Commitment Letter”), from certain funds managed by affiliates of Apollo Global Management, Inc. (together with its consolidated subsidiaries, “Apollo” and such investors, “Equity Investors”), pursuant to which the Equity Investors have committed, severally and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing”) up to $650 million in aggregate in equity for the purpose of enabling (1) Parent to cause Merger Sub to accept for payment and pay for all Shares tendered pursuant to the Offer at the acceptance time and (2) Parent to make the payments due under the Merger Agreement in connection with the Merger at the Effective Time.
The Equity Investors’ funding obligations under the Equity Commitment Letter will automatically terminate and cease to be of any further force or effect without the need for any further action by any person upon the earliest to occur of: (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the closing of the Merger, (3) the payment by the Equity Investors of their guaranteed obligation pursuant to the Limited Guarantee (defined below), and (4) the assertion, directly or indirectly, by the Company or any of its affiliates of certain claims against any Equity Investor or certain other related parties subject to certain limitations.

The Company is a third party beneficiary of the Equity Commitment Letter solely in the event that the Company is awarded, in accordance with, and subject to, the terms and conditions of the Merger Agreement, specific performance of Parent’s obligation to cause the Equity Financing to be funded in accordance with the terms and conditions of the Equity Commitment Letter.
The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
The Limited Guarantee
On May 12, 2025, simultaneously with the execution of the Merger Agreement, AP X (QFP AIV I), L.P., AOP Lux X (QFP AIV I), SCSp, AOP X (AIV I FC), L.P., AOP X (AIV III FC), L.P., Apollo Investment Fund X, L.P., Apollo Overseas Partners (Delaware 892) X, L.P., AOP DE X (AIV I FC), L.P., AOP X (AIV II FC), L.P., AOP X (AIV IV FC), L.P., AOP Lux X (AIV III FC), SCSp, and AOP Lux X (AIV I FC), SCSp (the “Guarantors”) provided the Company with a limited guarantee (the “Limited Guarantee”), pursuant to which, among other things, each Guarantor guarantees, severally and not jointly, the payment and performance of certain of the Parent’s obligations to the Company with respect to certain payments as described in Section 11 of the Offer to Purchase, subject to a maximum aggregate obligation of $28,203,490.71 and the other terms and conditions of the Limited Guarantee.
The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
The Company and New Home entered into a confidentiality agreement dated as of March 15, 2025 (the “Confidentiality Agreement”). As a condition to being furnished with Confidential Material (as defined in the Confidentiality Agreement), New Home agreed that such Confidential Material will be kept confidential by it and its Representatives (as defined in the Confidentiality Agreement) and will be used solely for the purpose of evaluating and negotiating a possible transaction involving the Company. The Confidentiality Agreement contains customary standstill provisions with a term of 18 months that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a final definitive agreement with any person or group that is not an affiliate of the Company pursuant to which such person or group agrees to acquire at least a majority of the outstanding voting securities of the Company or to engage in a transaction where such person or group will beneficially own at least a majority of the outstanding voting power of the Company. The Confidentiality Agreement expires 18 months after the date of the Confidentiality Agreement.
The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Land Bank Commitment Letter
In connection with the entry into the Merger Agreement, New Home obtained committed land bank funding pursuant to a land bank commitment letter (the “Land Bank Commitment Letter,” such funding, the “Land Bank Financing” and, together with the Equity Commitment Letter and the Limited Guarantee, the “Ancillary Agreements”) that was entered into with Kennedy Lewis Investment Management, LLC (“KLIM”), providing for commitments from KLIM in an aggregate amount of up to $700 million of land bank funding, up to $600 million of which is to be funded at the Effective Time in connection with the consummation of the Merger.
The foregoing summary and description of the Land Bank Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Land Bank Commitment Letter, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements between the Company and its Executive Officers, Directors and Affiliates
Certain of the Company’s executive officers and directors may have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally, including treatment of outstanding Company equity awards, potential severance benefits, and rights to ongoing indemnification and insurance coverage. The

Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in evaluating and approving the Merger Agreement and the Merger and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.
These interests are described in more detail below and, with respect to the Company’s named executive officers, are also quantified under the subsection entitled “Golden Parachute Compensation” under the section “Quantification of Potential Payments to the Company’s Named Executive Officers” of this Item 3 of this Schedule 14D-9. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events occur.
Effect of the Merger on Company Shares and Equity-Based Incentive Awards
Certain executive officers and directors of the Company hold one or more of the following forms of equity: Shares, Company restricted stock units and Company performance share units.
Shares
Pursuant to the terms of the Merger Agreement, each share that is issued and outstanding immediately prior to the Effective Time, other than (A) Dissenting Shares and (B) Cancelled Shares, will be converted into the right to receive the Offer Price upon compliance with the procedures set forth in the Merger Agreement without interest and less any applicable withholding tax. From and after the Effective Time, all such Company shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each applicable holder of such Company Shares will cease to have any rights with respect thereto.
Equity-Based Incentive Awards
Company Stock Options. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each option to purchase Shares (each a “Company Option”) that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per share exercise price of such Company Option (the “Option Consideration”); provided, however, that any Company Option with respect to which the applicable per share exercise price is greater than the Merger Consideration will be cancelled without consideration therefor.
Restricted Stock Units. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company restricted stock unit (each a “Company RSU”) award that is outstanding immediately prior thereto will by virtue of the Merger be automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company RSU award immediately prior to the Effective Time, by (y) the Merger Consideration (the “RSU Consideration”).
Performance Share Units
Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company performance share unit (each a “Company PSU”) award that is outstanding immediately prior thereto will by virtue of the Merger be automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company PSU award (with any performance-based goals deemed to be achieved at the “target” level of performance), by (y) the Merger Consideration (the “PSU Consideration”).
The Option Consideration, the RSU Consideration and the PSU Consideration will be paid, less any applicable withholding taxes, as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

Table of Estimated Consideration for Executive Officer and Director Shares and Equity-Based Incentive Awards
The following table sets forth for each executive officer and non-employee director, (i) the aggregate number of Shares, Company RSUs and Company PSUs held as of May 8, 2025, and (ii) the approximate corresponding amounts eligible to be received in connection with the Merger for such Shares, Company RSUs and Company PSUs.

Name	Shares Beneficially Owned (#)	Cash Consideration for Shares Beneficially Owned ($)(1)	Company RSUs (#)	Cash Consideration for Company RSUs ($)(1)	Company PSUs (#)	Cash Consideration for PSUs ($)(1)
Non-Employee Directors
Mollie Fadule	71,727	810,515	13,144	148,527	—	—
Elias Farhat	259,541	2,932,813	13,144	148,527	—	—
Bruce Frank	35,261	398,449	13,144	148,527	—	—
Thomas Harfield	46,037	520,218	13,144	148,527	—	—
Susan Lattmann	14,566	164,596	5,888	66,534	—	—
Rajinder Singh	—	—	7,153	80,829	—	—
Qin (Joanna) Zhou	140,347	1,585,921	13,144	148,527	—	—
Executive Officers
Michael Forsum	390,993	4,418,221	228,578	2,582,931	592,867	6,699,397
John Ho*	436,773	4,935,535	228,578	2,582,931	592,867	6,699,397
Christopher Porter	66,597	752,546	39,434	445,604	71,686	810,052
C. Kelly Rentzel	1,034	11,684	16,971	191,772	25,457	287,664

*	Mr. Ho is both a director and executive officer.
(1)
Dollar values are calculated based on the applicable Merger Consideration of $11.30 per Share. In addition, amounts and values for Company PSUs assumes that performance-based goals are deemed achieved at “target”.

Director and Executive Officer Compensation Arrangements
Employment Agreements
The Company has entered into an employment agreement with each of Ms. Rentzel and Messrs. Ho, Forsum and Porter (the “Employment Agreements”). The Employment Agreements provide for severance in the event of a termination without “cause” or for “good reason” (each, as defined in the Employment Agreements and, together, referred to herein as a “covered termination”), (i) a lump sum cash amount equal to 2.0x (or, for Ms. Rentzel and Mr. Porter 1.0x) the sum of the executive’s base salary and target annual bonus, (ii) a pro-rata portion of the executive’s annual bonus for the year of termination based on actual performance, (iii) payment of or reimbursement for premiums to continue health coverage for 24 months (unless the executive becomes eligible for coverage under another employer’s plan, at which time the reimbursements will cease), and (iv) full acceleration of any outstanding equity awards, with performance-based awards determined based on the terms of the applicable award agreement or, if the award agreement does not specify, based on the target level of performance.
In the event of a covered termination within 24 months following a change in control, the executive will be entitled to receive the severance benefits described above; however, the multiple applied to the cash amount described in subclause (i) will equal 2.5x (or, for Ms. Rentzel and Mr. Porter 2.0x).
Any severance under the Employment Agreements is subject to the executive’s timely execution and non-revocation of a general release of claims.
Continuing Employee Benefits
The Merger Agreement requires Parent to provide or cause to be provided certain compensation and benefits for a period of one year following the Effective Time for continuing Company employees, and to take certain actions in respect of employee benefits provided to the Company’s employees, including its executive officers. For a detailed description of these requirements, please refer to the summary contained in Section 11 of the Offer to Purchase, under the heading “The Merger Agreement—Employee Benefits Matters.”

Pursuant to the Merger Agreement, from and after the Effective Time, the Company will, and Parent will cause the Surviving Corporation to, honor all Benefit Plans (as defined in the Merger Agreement) in accordance with their terms as in effect immediately prior to the Effective Time or as such terms may be amended in accordance with the applicable Benefit Plan after the Effective Time. Notwithstanding the generality of the foregoing, for a period of one year following the Effective Time, Parent will provide, or will cause to be provided, to each person who is employed by the Company or the Company Subsidiaries immediately prior to the Effective Time who continues in the employ of Parent, the Surviving Corporation or any of their respective Affiliates on or after the Effective Time (each, a “Company Employee”) (i) an annual base salary or hourly wage rate (as applicable) at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Company Employee immediately prior to the Effective Time, (ii) cash bonus or other cash incentive opportunities that are no less favorable in the aggregate than the cash bonus or other cash incentive opportunities provided to such Company Employee immediately prior to the Effective Time, and (iii) retirement, health, welfare, employee and fringe benefits (excluding severance, post-employment welfare, equity or equity-based compensation and defined benefit pension benefits), that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time, and (iv) severance benefits and protections as set forth on the Disclosure Letter, taking into account such Company Employee’s additional period of service and increases (but not decreases) in compensation following the Closing.
For purposes of vesting, eligibility to participate, and for calculating severance and vacation entitlements under the employee benefit plans of Parent and its Subsidiaries (each, a “New Plan”), each Company Employee will be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled before the Effective Time, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, (A) each Company Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans is comparable to a Benefit Plan in which such Company Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent will (or will cause the Surviving Corporation to) use its commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent will (or will cause the Surviving Corporation to) use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
The Merger Agreement requires the Company to terminate its 401(k) plan effective as of the day immediately prior to the Closing Date, unless otherwise directed by Parent at least ten business days before the Closing Date. In addition, the Merger Agreement requires that each Company Employee be eligible to participate in a Parent 401(k) Plan (as defined in the Merger Agreement) as soon as reasonably practicable (and in no event later than thirty days) following the Closing Date and that Company Employees be entitled to effect direct rollovers of any eligible rollover distributions (excluding outstanding loans). The Merger Agreement also requires that Parent use commercially reasonable efforts to accept a direct rollover of any Company Employee outstanding loans, if any, to such Parent 401(k) Plan.
The Merger Agreement requires that if the Closing Date occurs prior to October 1, 2025 (the payment date of the retention bonuses that are payable to certain Company Employees who participate in the Company’s retention bonus program), Parent and its affiliates will cause each participating Company Employee to be paid such Company Employee’s remaining retention bonus (less any applicable withholding taxes) no later than October 15, 2025, subject to such Company Employee’s continued employment through October 1, 2025.

Quantification of Potential Payments to the Company’s Named Executive Officers
The information set forth below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rule.
Please note that the amounts indicated below are estimates based on the material assumptions described below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. For purposes of this disclosure, “single-trigger” refers to payments and benefits that arise solely as a result of the completion of the Transactions and “double-trigger” refers to payments and benefits that require two conditions, which are the completion of the Transactions and a qualifying termination of employment.
For purposes of calculating the amounts below, the Company has assumed:
•	May 19, 2025, as the date of the closing of the Offer and occurrence of the Effective Time (which is the latest practicable date prior to the filing of this Schedule 14D-9);
•
the employment of each named executive is terminated by the Company immediately following the Effective Time without “cause” or by the named executive officer for “good reason” (each, as defined in the applicable named executive’s employment agreement and, together, referred to herein as a “covered termination”), entitling the named executive officer to receive severance payments and benefits under such executive’s employment agreement;

•
each named executive officer’s outstanding equity awards are those that are outstanding and unvested as of May 8, 2025, and will be treated in accordance with the Merger Agreement such that outstanding Company RSUs and Company PSUs will be automatically canceled and terminated and converted into the right to receive the applicable consideration amount as described in the subsection of “Item 3. Past Contacts, Transactions, Negotiations and Agreements”;

•	the consummation of the Merger constitutes a “change in control” for purposes of the applicable compensation plan or agreement; and
•	no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to prior to the Effective Time, additional compensation or benefits.
A narrative description of the terms and conditions applicable to the payments quantified in the table below is described above. The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.
Golden Parachute Compensation

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
John Ho	6,427,192	9,282,329	60,633	15,770,153
Mike Forsum	6,377,192	9,282,329	42,487	15,702,007
Christopher Porter	2,019,945	1,255,656	42,487	3,318,088

(1)
Under the relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the Summary Compensation Table included in Part III of our most recent amended annual report on Form 10-K/A filed with the SEC on April 29, 2025.

(2)
Amounts in this column reflect the total cash severance that each named executive officer would be eligible to receive under his employment agreement in the event of a covered termination, within 24 months following a change in control (such covered termination, a “CIC Termination”), specifically: (i) a lump sum amount equal to 2.5x (or, for Mr. Porter 2.0x) the sum of (x) the named executive officer’s annual base salary plus (y) his target annual bonus and (ii) his pro-rata target annual bonus. The amounts are considered to be payable pursuant to “double-trigger” arrangements.

The following table quantifies each separate form of compensation included in the aggregate total reported in this column.

Name	Base Salary Severance ($)	Bonus Severance ($)	Pro-Rata Bonus Severance ($)	Total ($)
John Ho	2,250,000	3,625,000	552,192	6,427,192
Mike Forsum	2,200,000	3,625,000	552,192	6,377,192
Christopher Porter	1,020,000	840,000	159,945	2,019,945

(3)
Amounts represent “single trigger” vesting acceleration of outstanding Company RSU awards and Company PSU awards, as applicable, which are held by the named executive officers and will become payable as of the Effective Time without regard to any termination of employment.

The value of the awards set forth in the table below assumes that with respect to Company RSU awards and Company PSU awards, the number of Shares underlying such award is multiplied by $11.30 (with performance goals being deemed achieved at “target”). No named executive officer holds any outstanding Company Options.
Depending on when the Effective Time occurs, certain awards shown in the table may vest in accordance with their terms prior to the Effective Time.

Name	Number of Company RSUs (#)	Consideration for Company RSUs ($)	Number of Company PSUs (#)	Consideration for Company PSUs ($)
John Ho	228,578	2,582,931	592,867	6,699,397
Mike Forsum	228,578	2,582,931	592,867	6,699,397
Christopher Porter	39,434	445,604	71,686	810,052

(4)
Under each Employment Agreement, in the event of a covered termination, including a CIC Termination, the executive and his dependents are entitled to Company reimbursed healthcare continuation coverage for up to 24 months after the termination date. The amounts are considered to be payable pursuant to “double-trigger” arrangements.

The payments described in this column include the estimated cost of continued health coverage for each named executive officer.
Exchange Act Section 16 Matters
Pursuant to the Merger Agreement, the Company has agreed that the Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretative guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder, of the Company’s equity securities pursuant to the Merger Agreement and the Merger will be an exempt transaction for purposes of Section 16 of the Exchange Act.
Rule 14d-10 Matters
On May 12, 2025, in connection with signing the Merger Agreement, the compensation committee of the Board adopted resolutions approving each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company, in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfied the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Prior to the consummation of the Offer, to the extent required, the Board or its compensation committee will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Indemnification and Exculpation of Directors and Officers
Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities.
As permitted by the DGCL, the Company’s second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL (regarding unlawful dividends and stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the Company’s bylaws provide that: (1) the Company is required to indemnify any person who is or was a party or was threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company (or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise) (an “indemnitee”) to the fullest extent permitted by the DGCL against all expenses, liabilities and losses actually and reasonably incurred by such indemnitee by reason of the fact that he or she is or was serving as a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, subject to certain limited exceptions; (2) the Company is required to pay in advance the expenses (including attorneys’ fees) incurred by any indemnitee in defending any proceeding in advance of its final disposition, provided that, if required by the DGCL, the Company is required to make such an advancement only upon delivery to the Company by the indemnitee of an undertaking to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that the indemnitee is not entitled to be indemnified for such expenses; and (3) the rights conferred in the Company’s bylaws are not exclusive.
The Company has entered into indemnification agreements with its directors and certain officers to give such directors and officers additional contractual assurances regarding the scope of the rights to indemnification and advancement of expenses set forth in its bylaws and to provide additional procedural protections. The indemnification agreements entered into by the Company generally require it to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to the Company or its subsidiaries, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified under such agreement.
The Company has also obtained customary directors’ and officers’ liability insurance.
The Merger Agreement provides that for a period of six (6) years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, assume, honor and fulfill in all respects the obligations of the Company and its subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company or each Company subsidiary (collectively, the “Covered Persons”) under and to the same extent such persons are indemnified as of May 12, 2025 by the Company or such Company subsidiary pursuant to (i) indemnification, expense advancement and exculpation provisions in the Company’s second amended and restated certificate of incorporation, the Company’s bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company subsidiary, and (ii) any indemnification agreements in existence on May 12, 2025 with any Covered Person and made available to Parent (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable law, arising out of acts or omissions in their capacity as directors or officers of the Company or such Company subsidiary occurring at or prior to the Effective Time. Parent will cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceeding or investigation with respect to the matters subject to indemnification pursuant to the Merger Agreement in accordance with the procedures (if any) set forth in the Company’s second amended and restated certificate of incorporation, the Company’s bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and Existing Indemnification Agreements, as applicable; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under the Merger Agreement or otherwise. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of the Merger Agreement will continue in effect until the final disposition of such Proceeding or investigation.
In addition, the Merger Agreement provides that for not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the equivalent governing documents of the Company subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company’s second amended and restated certificate of incorporation, the Company’s bylaws and the equivalent governing documents of the Company Subsidiaries, as applicable. Following the Effective Time, the Existing Indemnification Agreements will be assumed by the Surviving Corporation, without any further action, and will continue in full force and effect in accordance with their terms.
Further, the Merger Agreement provides that for not less than six (6) years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company subsidiaries, as of May 12, 2025 and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage not less favorable in the aggregate than the existing policies of the Company and the Company subsidiaries; provided that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to May 12, 2025, but in such case will purchase as favorable of coverage as is available for such amount. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time and provide such directors and officers with coverage for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, will, and Parent will cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.
ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
Recommendation of the Board
At a meeting held on May 12, 2025, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.
A copy of a press release issued by the Company and New Home, dated May 12, 2025, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.
Background of the Offer; Reasons for the Recommendation of the Board.
Background of the Offer
As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Board and members of Company senior management periodically review, consider, and assess the Company’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans, with the goal of enhancing value for its stockholders. Members of senior management of the Company and the Board also regularly assess strategic alternatives, including comparing those alternatives against the risks it views as being associated with pursuing its strategic plan, including, among others, (i) potential future competition, including from larger companies that might have competitive advantages from their broader commercial scope and economies of scale, (ii) the risks inherent in the homebuilding sector, (iii) the challenges and risks associated with growing organically or through strategic acquisitions, and (iv) the fact that the homebuilding business is cyclical and significantly affected by changes in general and local economic conditions. From time to time, the Company has also engaged in discussions with third parties regarding potential strategic transactions and joint venture arrangements.

The following is a description of the events leading up to the Offer. This summary is not intended to be a complete description of all events or negotiations that occurred in connection with the Offer but includes the material events of the process that led to the signing of the Merger Agreement.
Prior to 2024, the Company was controlled by its largest stockholder, Landsea Holdings Corporation (“Landsea Holdings”), which was a wholly owned, indirect subsidiary of Landsea Green Management Limited and certain affiliated Chinese organizations. During 2024, the Company encountered several challenges related to Landsea Holding’s significant ownership, including with respect to regulatory approvals related to the Company’s acquisitions and financing transactions, as well as laws that were enacted in certain states to prohibit direct or indirect ownership of real estate above a certain threshold by, among others, Chinese entities and persons. Over the course of 2024, Landsea Holdings participated in several secondary offerings to sell its Shares in the market, including a secondary offering in December 2024 (the “December Offering”), which reduced Landsea Holdings’ aggregate beneficial ownership percentage down to approximately 16.9% of the Company’s total Shares outstanding. Certain affiliates of Mill Road Capital (“Mill Road”) acquired 770,000 Shares in the December Offering.
In late December 2024, Mill Road filed a Schedule 13D reporting that Mill Road had acquired beneficial ownership of approximately 5% of the Company’s total Shares outstanding. Mill Road’s Schedule 13D did not indicate that Mill Road intended to take any hostile actions towards the Company or seek a proxy contest, nor did representatives of Mill Road contact the Company prior to their submission of director nominees on March 3, 2025.
In early January 2025, representatives of management met with representatives of Moelis & Company LLC (“Moelis”), the Company’s financial advisor, and Latham & Watkins LLP (“Latham”), the Company’s legal counsel, to discuss Mill Road’s Schedule 13D, their history of activist campaigns, and potential timing and scenarios in which Mill Road may seek to influence the Board. This information was subsequently shared with representatives of the Board.
In January 2025, representatives from two strategic third parties, Company A and Company B, separately contacted Moelis (who they were aware had served as the Company’s financial advisor in the past) to indicate that they had been approached by investment bankers to consider a potential strategic transaction with the Company. Neither Company A nor Company B expressed interest in engaging in discussions with the Company regarding a potential strategic transaction at that time (and Company A indicated they would only be interested in a potential strategic transaction if it was a distressed sale). The representatives of Moelis reported the discussions to the Company, and neither Company A nor Company B sought to engage in further discussions with the Company or Moelis regarding a potential strategic transaction at that time.
On February 5, 2025, John Ho, the Company’s Chief Executive Officer, and Mike Forsum, the Company’s President and Chief Operating Officer, were approached by representatives of New Home and affiliates of Apollo, who indicated that New Home and Apollo were contemplating submitting an unsolicited proposal to the Board to propose an acquisition of the Company.
On February 22, 2025, the representatives of New Home and Apollo contacted Messrs. Ho and Forsum to inform them that they intended to submit a written proposal to acquire the Company that afternoon. Later that day, representatives of New Home and Apollo delivered a non-binding indication of interest to the Company on behalf of New Home, proposing to acquire all of the Shares for a price per Share of between $11.00 and $11.50, in cash (“New Home’s Initial Proposal”). New Home’s Initial Proposal was based on New Home’s review of the Company’s publicly available information, and was subject to, among other things, completion of due diligence and the negotiation and execution of mutually acceptable definitive agreements, which New Home indicated they would be able to complete in a 45-day exclusivity period. As of February 21, 2025, the Company’s closing stock price was $8.22 per Share.
On February 26, 2025, the Board held a meeting with members of management to discuss New Home’s Initial Proposal, including the terms contemplated thereby, the communications between New Home and Apollo, on the one hand, and management, on the other hand, and potential responses thereto. The Board also discussed with management the retention of a financial advisor in connection with a potential sale transaction to assist the Board in evaluating New Home’s Initial Proposal and formulating a response thereto. Following these discussions, the Board approved the Company’s engagement of Moelis, based on Moelis’s knowledge of the homebuilding industry, experience in advising on transactions involving companies similar to the Company, reputation and familiarity with the Company and its business and sophistication and experience with potential shareholder activism matters. The Board also expressed support for management to begin preparing a five-year business plan based on the Company’s existing approved three-year plan, to enable the Board to evaluate any potential strategic alternative to the Company’s prospects as a stand-alone company.
Before the market opened on February 27, 2025, the Company announced its financial results and operational highlights for the year ended December 31, 2024. On that day, the Company’s stock closed at $6.57 per Share.
On March 3, 2025, Mr. Ho received a letter (the “MR Letter”) from Mill Road, indicating its intention to nominate three directors for election at the Company’s 2025 Annual Meeting of Stockholders. In the MR Letter, Mill Road expressed concerns about the Company’s depressed trading multiples relative to the Company’s tangible book value, lack of cash for share buybacks or asset acquisitions, and highly leveraged balance sheet, and indicated that the Board had an obligation to evaluate a sale of the Company in the near term. Mr. Ho promptly notified the Board of the receipt of the MR Letter.
After the market closed on March 4, 2025, Mill Road filed an amendment to its Schedule 13D disclosing an increase in its beneficial ownership to 6.7% of the total Shares outstanding and publicly filing the MR Letter and its intention to nominate three directors. On that day, the Company’s closing stock price was $6.74 per Share. On March 5, 2025, the Company’s closing stock price was $7.05 per Share.
On March 5, 2025, at the instruction of management, representatives of Moelis contacted representatives of New Home and Apollo to confirm that the Board was reviewing New Home’s Initial Proposal. During that call, representatives of New Home indicated that New Home and Apollo remained supportive of exploring a potential sale transaction.
On March 5, 2025, representatives of Company C contacted representatives of the Company in response to the MR Letter to express interest in potentially exploring a strategic transaction with the Company. The representatives of the Company indicated to Company C that, if they were interested in engaging in such a discussion, they should submit a proposal to the Board.
On March 6, 2025, the Board held a virtual meeting, with members of management and representatives of Latham and Moelis participating. At that meeting, the Board reviewed the MR Letter and New Home’s Initial Proposal. Representatives of Latham provided an overview of the Board’s fiduciary duties with respect to each matter and the Board and the Company’s advisors discussed the practical impacts of the MR Letter with respect to encouraging potentially interested parties to submit acquisition proposals to the Company, the communications from representatives of New Home, Apollo and other third parties since the announcement of the MR Letter, the potential timeline for a proxy contest and the impacts of a potential settlement or proxy contest on the Company, and the potential strategic options available to the Company. Following these discussions, the Board instructed management and the Company’s advisors to prepare further analyses regarding the Company’s potential strategic alternatives, including continuing as a stand-alone company, to assist the Board in evaluating its strategic alternatives. The Board also instructed management and the Company’s advisors to continue to engage with New Home, Apollo and any other parties that may express interest in a strategic transaction with the Company (including instructing representatives of Moelis to contact Company B and Company C to see if they remained interested in potentially exploring a potential strategic transaction) and agreed to concurrently evaluate the nominees proposed by Mill Road in accordance with its customary procedures for reviewing Board candidates. At that meeting, the management team also presented to the Board its five-year business plan, which was approved by the Board.
Later on March 6, 2025, the Chief Executive Officer of Company D contacted representatives of the Company to express interest in exploring a potential strategic transaction with the Company.
Over the course of March and April 2025, representatives of the Board and management engaged in interviews with Mill Road’s proposed candidates and responded to requests for customary information from Mill Road in connection with its proposed nominations. The Company did not share any information with representatives of Mill Road or its nominees regarding potential strategic alternatives, including any of the Company’s discussions with third parties.
On March 12, 2025, representatives of Company D delivered a non-binding indication of interest to the Company, proposing to acquire all of the Company’s outstanding stock at an indicative price per Share of between $9.00 and $10.00, in cash (“Company D’s Initial Proposal”) subject to, among other things, completion of due diligence, the entry into exclusivity, and the negotiation and execution of mutually acceptable definitive agreements. As of March 12, 2025, the Company’s closing stock price was $7.33 per Share.

From March 12, 2025 through March 31, 2025, following the public disclosure of the MR Letter, representatives of Moelis contacted representatives of Company B and Company C. During that same period, four other potential bidders and/or their representatives contacted, on an unsolicited basis, representatives of the Company and/or Moelis to discuss a potential acquisition of the Company. In each case, the Company and the Company’s advisors indicated that the Company was open to discussing potential strategic alternatives, and encouraged those interested parties to submit a proposal to the Company if they would like to engage in discussions. Of those potential six bidders, none of the parties ultimately elected to enter into a confidentiality agreement with the Company nor to submit a proposal related to a potential strategic transaction involving the Company.
On March 13, 2025, the Board held a virtual meeting, with members of management and representatives of Latham and Moelis participating, to discuss an update on the overall process, including Company D’s Initial Proposal. At the meeting, representatives of Moelis also presented an overview of the Company’s various strategic alternatives, as well as certain preliminary valuation information regarding the Company. The Board then discussed with management and the Company’s advisors the Company’s strategic alternatives, including its prospects as a stand-alone company, the Company’s potential options with respect to contacting additional third parties and the benefits and drawbacks of running a formal bid process, particularly in light of the various deadlines and timing considerations related to a potential proxy contest and the Company’s recent stock and operational performance. The Board also discussed with the Company’s advisors potential responses to New Home and Company D, as well as strategies for facilitating participation from other parties, including the anticipated impacts of Mill Road’s public announcement on encouraging potential bidders to contact the Company. Following these discussions, the Board instructed management and the Company’s advisors to continue its discussions and negotiations with New Home and Company D, including indicating to each of them that the Board was not prepared to transact or enter into exclusivity on the basis of their respective current proposal, but encouraging each of them to sign confidentiality agreements with standstill agreements to enable the Company to share nonpublic information to seek to improve their respective proposed bids. The Board also instructed management and the Company’s advisors to engage with other third parties who had previously contacted or may contact the Company and encourage any of those interested parties to submit proposals and engage in discussions with the Company.
On March 14, 2025, representatives of Moelis communicated the Board’s messaging to representatives of Company D and New Home/Apollo regarding valuation. Representatives of the Company shared drafts of proposed customary confidentiality and standstill agreements (with customary fall-away rights) with representatives of New Home and Company D to facilitate further discussions and due diligence, which were executed by New Home on March 18, 2025, and by Company D on March 19, 2025.
Promptly following the execution of the confidentiality agreement with each party, that party was granted access to a virtual data room, in which the Company made available certain limited nonpublic information. Throughout the remainder of March and April of 2025, representatives of the Company and the Company’s advisors engaged in extensive due diligence with New Home/Apollo and Company D, including responding to questions from representatives of New Home/Apollo and Company D regarding the Company’s recent performance and attending various virtual and in-person meetings to discuss the Company’s business plan and other due diligence matters. During this period, Moelis, Latham and the Company’s management provided periodic updates to the Board, and the Board members provided feedback and guidance to the Company’s management and the Company’s advisors regarding the due diligence process and valuation matters.
On March 26, 2025, Landsea Green issued a press release announcing its intention to hold a special meeting on May 9, 2025 to seek approval from its shareholders for the potential disposal of its remaining Shares (representing 16.9% of the total Shares outstanding) in one or more transactions during the following 12 months at a price of no less than 20% below the average of the five trading-day average of the Shares, subject to a minimum price of $5.00 per Share.
On March 29, 2025, representatives of Company D submitted a revised non-binding indication of interest, increasing its proposed price per Share to $10.35 in cash and requesting a 21-day exclusivity period (“Company D’s Revised Proposal”). Company D’s Revised Proposal contemplated that the transaction would not be subject to a financing contingency and would be fully funded by bridge financing. As of March 28, 2025, the Company’s closing stock price was $6.38 per Share.

Also on March 29, 2025, representatives of New Home and Apollo contacted representatives of Moelis to reaffirm its interest in a potential strategic transaction to acquire the Company based on the due diligence provided to date, and requested certain key remaining diligence items that it viewed as necessary to inform a revised bid, which the Company promptly provided.
On March 31, 2025, representatives of Moelis met with representatives of Apollo and New Home as a follow-up to the previous discussions to inform Apollo and New Home of the Board’s scheduled meeting for April 3, 2025, and to encourage Apollo and New Home to submit an updated proposal by such meeting in order for the Board to be able to review and consider the proposal.
On April 3, 2025, representatives of New Home submitted a revised non-binding indication of interest to acquire all of the Company’s outstanding shares for a price per Share of $11.00 in cash (“New Home’s April 3 Proposal”), which represented a 71% premium to the Company’s closing share price as of April 2, 2025. The representatives of New Home highlighted what they believed were two significant concerns informing their April 3rd Proposal: (i) approximately $90 million, or $2.40 per share, of transaction fees and expenses (including debt breakage costs and advisor fees) and (ii) their estimate of approximately $55 million, or $1.46 per share, of potential fair value adjustments on a tax-effected basis to selected real estate assets. Representatives of New Home stated their belief that adjusting for these items implied a 1.0-1.1x tangible book value purchase multiple to the buyer, relative to the Company's reported tangible book value per diluted share of approximately $13.42. New Home’s Revised Proposal indicated that the transaction would not be subject to a financing contingency and that financing would be comprised of a combination of equity from Apollo and debt financing. New Home requested a 30-day exclusivity period to complete due diligence and finalize transaction terms. As of such date, the Company’s closing stock price was $5.77 per Share.
Later that day, the Board held a virtual meeting with representatives of management and the Company’s advisors to discuss the revised proposals. The Board discussed the due diligence efforts by the parties to date, their feedback regarding valuation (including impacts of the Company’s anticipated first quarter results), some of the operational risks facing the Company, and potential strategies for improving the proposals of the current bidders. The Board and other representatives of the Company expressed their view that they disagreed with certain of New Home's assumptions and findings. The Board also discussed the feedback from the other parties that had previously expressed interest in a potential transaction with the Company but since had declined to engage in discussions regarding a potential strategic transaction. The Board also discussed with management and the Company’s advisors the potential benefits and drawbacks of expanding the outreach to solicit proposals from other parties, including the impact of the public announcement of the MR Letter, the universe of other likely potentially bidders, the Board’s belief that the other bidders who declined to participate represented many of the most likely parties who would be potentially competitive in seeking to acquire the Company, the likelihood that such outreach would result in superior offers, the overall impact of delaying the process further on Company D’s and New Home’s willingness to continue to engage in discussions with the Company (including their respective requests for exclusivity), the Company’s overall proxy contest timeline and reporting deadlines. Following these discussions, the Board instructed Moelis to request best and final bids from New Home and Company D at noon Eastern Time on April 5, 2025. As of April 4, 2025, the Company’s closing stock price was $6.25 per Share.
Following the meeting, representatives of Moelis provided the Board’s feedback to representatives of each of New Home/Apollo and Company D. During that discussion, representatives of Company D expressed concern regarding Company D’s willingness to provide a best and final offer for an acquisition of the Company in light of the recent market volatility and related valuation implications.
On April 5, 2025, prior to the requested bid deadline, representatives of New Home informed Moelis that it needed additional time to finalize a revised offer and did not expect to be able to submit a revised proposal until April 7, 2025. Representatives of Moelis strongly encouraged New Home to reevaluate their ability to adhere to the Company’s requested deadline.
At approximately 5:00 p.m. Eastern Time on April 5, 2025, Company D submitted a revised non-binding indication of interest, reaffirming its prior offer of $10.35 per Share (“Company D’s April 5 Offer”). Company D’s April 5 Offer was contingent upon the Company agreeing to a 21-day exclusivity period and indicated that the proposal would expire at midnight Eastern Time on April 6, 2025.

In the afternoon of April 6, 2025, representatives of New Home submitted a revised offer proposing to acquire all of the Shares for a price per Share of $11.10, in cash (“New Home’s April 6 Offer”), which was contingent upon the Company agreeing to a 30-day exclusivity period.
That evening, the Board held a virtual meeting with management and the Company’s advisors to evaluate the revised offers. Representatives of management and the Company’s advisors provided perspectives on the due diligence process to date, including perspectives on the relative levels of due diligence performed to date by each party, their relative acquisition histories and reputations, and related matters. The Board also reviewed the Company’s prospects as a stand-alone company, and its other strategic alternatives, including the relative advantages and disadvantages of expanding its outreach to other third parties with respect to timing and the likelihood of potentially receiving superior offers. The Board also discussed its other strategic alternatives, including with respect to potential equity investments or joint ventures, the Company’s current and historical trading prices, and the uncertainties inherent in the Company’s strategic plans as a standalone company related thereto. The Board also discussed with the Company’s advisors and management the requests from each of the bidders to grant it exclusivity, including the proposed terms thereof, the Board’s fiduciary duties in evaluating such requests, the communications with other potential bidders and the process run by the Company to date, the practical implications and risks of granting exclusivity, the improvements in price made by the bidders to date, the potential benefits and risks of continuing to seek further improvement from the parties on price, and the Board’s ability to entertain potential superior proposals after the announcement of a potential transaction. Following these discussions, the Board approved the entry into a customary exclusivity agreement with New Home for a 30-day period, on the basis of the terms presented in New Home’s April 6 Offer and instructed management and the Company’s advisors to finalize and execute the exclusivity agreement.
Between April 6, 2025 and April 7, 2025, representatives of the Company and New Home negotiated and finalized the terms of the exclusivity agreement.
Prior to parties executing the exclusivity agreement, on April 7, 2025, Company D submitted an unsolicited, revised proposal, increasing its offer price to $11.15 per share (“Company D’s Topping Offer”) to be fully financed by debt financing, subject to receipt of debt financing commitment letters. Company D’s Topping Offer remained contingent upon the Company agreeing to a 21-day exclusivity period by midnight Eastern Time on April 8, 2025.
Later in the evening of April 7, 2025, the Board held a virtual meeting with representatives of management, Latham and Moelis present, to discuss Company D’s Topping Offer. The Board discussed with management and the Company’s advisors the timing and nature of Company D’s Topping Offer, including the fact that it was unsolicited and represented a significant increase from the prior “best and final” offer submitted two days before (and an incremental increase compared to New Home’s April 6 Offer), as well as the Company’s potential responses related thereto. The Board also discussed the strategic considerations in sequencing the outreach to both parties, including New Home's expectations that they would be signing exclusivity imminently, the risk that one or both bidders may refuse to continue to participate in the Company's process and/or withdraw their proposal, and the fact that Company D's Topping Offer was at a higher price. Following these discussions, the Board instructed the Company’s advisors to first contact New Home to inform them that the Company received a proposal at a price that was higher than New Home’s April 6 Offer and to request a final revised proposal, and to request a final revised proposal from Company D, each with a deadline of April 8, 2025, after which time the Board would promptly evaluate entering into exclusivity with the party who submitted the superior offer.
That night, representatives of Moelis communicated the Board’s messaging to the representatives of New Home. In response, representatives of New Home indicated that they would discuss internally and provide a response within one hour. Within that hour, the representatives of New Home contacted the representatives of Moelis, indicating that New Home was prepared to increase their offer to $11.30 per share to be financed through a combination of equity and debt financing, contingent upon receipt of a signed exclusivity agreement by 10:00 a.m. Eastern Time on April 8, 2025 and the Company and its representatives not contacting the other bidder prior to granting such exclusivity (“New Home’s Final Offer”). As of April 7, 2025, the Company’s closing stock price was $6.11 per Share.
On the morning of April 8, 2025, the Board held a virtual meeting with representatives of management and the Company’s advisors to discuss New Home’s Final Offer. As part of these discussions, the Board reviewed with the Company’s advisors the terms of Company D’s Topping Offer compared to New Home’s Final Offer, the nature and timing of Company D’s bidding behavior to date, including the specific timing of the latest unsolicited topping bid and the proximity of the pricing terms between Company D’s Topping Offer and New Home’s April 6 Offer, the challenges and uncertainties of Company D’s Topping Offer relative to New Home’s Final Offer, including the relative terms and the relative perceived financing risks, particularly in light of financial markets, depth of due diligence to date, the risks of potential re-trading on price during exclusivity, the relative experience of the parties in public acquisitions, the risk of New Home revoking their offer if the Company were to solicit an improved proposal from Company D, and anticipated timing. The Board also discussed with management and the Company’s advisors the potential risks and benefits in potentially seeking to solicit a higher proposal from Company D relative to New Home’s potential reactions, as well as the potential opportunities for Company D or others to submit a superior proposal, either if exclusivity were to expire or after a Merger Agreement was entered into and announced. Following these discussions, the Board authorized the Company to execute a 30-day exclusivity agreement with New Home.
Promptly following that meeting, on April 8, 2025, the exclusivity agreement was executed, granting exclusivity to New Home until May 8, 2025.
From April 8, 2025 through the signing of the Merger Agreement, representatives of management and the Company’s advisors participated in extensive due diligence and negotiations with respect to the potential transaction, including many teleconference calls, in-person meetings, and other forms of information-sharing, and the Board met regularly to provide its feedback and perspectives on the negotiations and terms, including emphasizing the importance of improving deal certainty and the ability for third parties to submit, and for the Company to approve, superior proposals that may be submitted after the Merger Agreement is signed.
On April 18, 2025, representatives of Latham delivered an initial draft of the Merger Agreement to representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), outside legal counsel to New Home and Apollo. Between that date and the signing of the Merger Agreement, the Company and New Home and Apollo and their representatives and advisors continued to engage in discussion and negotiation of the draft Merger Agreement and the related documentation in parallel with New Home’s on-going due diligence investigations, including with respect to closing conditions, termination rights, financing, the Board’s “fiduciary out,” termination fees, and expense reimbursement.
On April 30, 2025, representatives of New Home provided the Company with an update regarding their due diligence progress to date, including informing the Company that, while significant progress had been made with respect to due diligence and the resolution of remaining open issues, Apollo expected that its internal processes would require several more days to approve a potential transaction, and requested an extension of the exclusivity period until May 12, 2025.
On May 1, 2025, the Board met virtually with representatives of management and the Company’s advisors to discuss the request from New Home to extend exclusivity. During these discussions, the Board considered the progress made to date with respect to improving the terms of the proposed transaction, the remaining open issues, the Company’s public reporting obligations (including the deadline to file its Quarterly Report on Form 10-Q on or before May 12, 2025), the Company’s potential timing in the event of a proxy contest or settlement with Mill Road, and the implications thereof, and the risks and benefits of extending exclusivity. Following these discussions, the Board approved the extension of the exclusivity period with New Home to May 12, 2025, but instructed management and the Company’s advisors to indicate to New Home that the Board did not expect to support further extensions.
On May 2, 2025, representatives of Moelis communicated the Board’s messaging to representatives of New Home, and the parties amended the exclusivity agreement to extend the exclusivity period to May 12, 2025.
On May 6, 2025, representatives of Paul Weiss delivered initial drafts of the Equity Commitment Letter and Limited Guarantee to representatives of Latham, and on May 8, 2025, representatives of Paul Weiss delivered an initial draft of the Land Bank Commitment Letter to representatives of Latham.
On May 8, 2025, the Board held a virtual meeting with management and representatives of Latham and Moelis participating. The Board reviewed with its advisors the negotiations to date, including the key remaining open issues in the Merger Agreement and the Ancillary Agreements, and provided feedback with respect to the key terms of the definitive agreements, including emphasizing the importance of minimizing conditionality, financing risk and the size of the termination fee payable by the Company.
Following that meeting, the management team, Moelis, and Latham continued to engage in discussion and negotiation of the draft Merger Agreement and the related documentation in parallel with the finalization of New Home’s ongoing due diligence investigations.
On May 9, 2025, Landsea Green filed a disclosure indicating that its shareholders had approved the sale of its shares in the Company in accordance with its previous proposal.

On May 10, 2025, representatives of New Home and Apollo contacted representatives of Moelis to raise certain additional diligence findings and concerns with respect to the transaction valuation (including the Company's underperformance versus management's forecast in the year-to-date period ended April 2025). Representatives of Moelis confirmed that they would share the information with the Company, but indicated that they would not expect the Board would support a transaction at a lower price.
In the morning on May 12, 2025, the Board held a virtual meeting with representatives of management, Latham, and Moelis present. At that meeting, the Board reviewed its fiduciary duties under Delaware law with respect to the evaluation of the potential transaction with representatives of Latham. The Board also discussed with management and the Company’s advisors the status of negotiations, including the resolution of many of the key issues since the prior meeting, the concerns raised by New Home regarding their due diligence, including the nature of the concerns and the facts underlying those concerns, as well as the remaining open issues, and the Company’s strategic alternatives. Representatives of Moelis also provided a preliminary financial analysis of the proposed offer price. Following discussion, the Board provided their perspectives on the remaining open issues, and instructed management and its advisors to seek to resolve the remaining open issues so that the Board could consider the final proposed terms at the Board’s next meeting.
That day, the parties negotiated and finalized the open issues in the Merger Agreement and the Ancillary Agreements. As part of this resolution, among other things, the parties agreed that the termination fee payable by the Company in certain circumstances, including upon termination in connection with a Superior Company Proposal or a Company Change of Board Recommendation, would be reduced to $17.0 million and eliminated proposed expense reimbursement, and that the termination fee payable by Parent in certain circumstances, including in the event of a failure to close, would be $28.2 million.
That evening, the Board held a virtual meeting with representatives of management, Latham and Moelis present, to consider the approval of the proposed Merger Agreement with Parent and Merger Sub and the transactions contemplated thereby. At this meeting:
•	representatives of Latham reviewed with the Board its fiduciary duties under Delaware law in evaluating the proposed transaction;
•
management and representatives of Latham reviewed with the Board the outcome of the negotiations related to the Merger Agreement and the Ancillary Agreements and provided a summary of the proposed terms thereof; and

•
Moelis reviewed with the Board Moelis’ financial analysis of the Consideration and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion, dated May 12, 2025, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Consideration to be received in the Transactions by holders of Shares (other than the holders of any Dissenting Shares and Cancelled Shares, collectively referred to as the “Excluded Holders”) is fair, from a financial point of view, to such holders. For more information, see the section entitled “Opinion of the Company’s Financial Advisor.”

The Board considered various reasons to approve the Merger Agreement, the Offer, and the transactions contemplated thereby, including certain countervailing factors. For a detailed description of the various reasons considered by the Board, please see below under the heading “—Reasons for the Recommendation of the Board.” Representatives of management also shared their perspectives on the proposed transaction and recommended that the Board approve the Merger Agreement. After extensive discussions, and in light of the reasons considered, and upon the recommendation of management, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

In the evening on May 12, 2025, the Merger Agreement and the Ancillary Agreements were executed. After the closing of U.S. stock markets on May 12, 2025, the Company and New Home issued a joint press release announcing the execution of the Merger Agreement.
Reasons for the Recommendation of the Board
At a meeting on May 12, 2025, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
In evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger and Offer, the Board consulted with its legal and financial advisors and with the Company management, and in reaching its determinations and recommendations to the Company stockholders, the Board considered a number of factors, including but not limited to the following factors (which are not necessarily in order of importance):
•	Economic and Strategic Considerations. The Board’s belief that the Merger is attractive to the Company stockholders, based on a number of valuation-related factors, including:
•	the Offer Price of $11.30 per share represents a premium of approximately 61% over the Company’s closing price on May 12, 2025, the last trading day prior to the announcement of the Merger Agreement;
•	the Offer Price of $11.30 per share represents a premium of approximately 82% over the Company’s 30-day volume-weighted average closing price ending May 12, 2025;
•
the Company’s stockholders will be entitled to receive the Consideration of $11.30 per Share upon consummation of the Offer and the Merger, providing liquidity and certainty of value as compared to the risks associated with remaining independent as a standalone small cap company and pursuing the Company’s strategic plan, including (i) the risks inherent in the homebuilding sector for the Company, (ii) the fact that the Company is highly levered and subject to significant risks related to the Company’s need to raise capital, (iii) the risks related to the Company’s foreign ownership, and (iv) the Company’s business is cyclical and significantly affected by changes in general and local economic conditions, and the various additional risk factors pertaining to the Company that are listed in Item 1A of Part I of its most recent Annual Report filed on Form 10-K and, consequently, the belief of the Board that the Offer Price would provide more value for the Company’s stockholders than executing the Company’s standalone strategic business plan;

•
the Board’s belief, based on management’s discussions and negotiations with Parent, that $11.30 per share represented the maximum amount Parent would be willing to pay and the best price and overall deal terms that were reasonably attainable by the Company under the circumstances;

•
the other strategic alternatives reasonably available to the Company, including pursuing its standalone business plan, potentially making acquisitions of other businesses, raising incremental debt or equity to grow the Company, entering into joint ventures and/or other potential investment opportunities, potentially monetizing certain assets, and seeking proposals from other potential acquirers, and the belief of the Board that the Merger creates the most compelling available opportunity to enhance value for the Company’s stockholders given the potential risks, rewards and uncertainties associated with other alternatives, and represents the best transaction reasonably available to the Company’s stockholders;

•
that remaining an independent homebuilder presents certain risks and additional costs, including (1) the size of the Company’s market capitalization and relatively low trading liquidity and public float, higher costs of capital (including the amount of capital to operate in the Company’s primary markets), elevated debt levels, reduced scale, and higher administrative costs relative to its larger competitors, (2) the potential impacts of those factors on the Company’s stock price, potential interest from institutional investors and analyst coverage, and (3) the risks inherent in executing on the Company’s business strategy, including the ability to raise additional capital, to accelerate or maintain growth rates, and attract or retain key talent;
•
the belief that all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their shares, while avoiding the risk of the uncertainty of potentially failing to execute on the Company’s long- term business strategy, and the fact that the all-cash purchase price also provides such stockholders with certainty of value;

•
the belief that the Offer Price of $11.30 represents full and fair value for the shares of common stock, taking into account the Board’s familiarity with the Company’s business strategy, assets, prospects, and projected results for the fiscal years 2025 through 2029, as more fully described in the subsection entitled “—Certain Company Projections,” and the relative certainty of the cash consideration for the Offer as compared to forecasted financial results;

•
the opinion of Moelis, dated May 12, 2025, addressed to the Board as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received in the Transactions by holders of Shares (other than the Excluded Holders), as more fully described below under the caption “Opinion of the Company’s Financial Advisor;” and

•
Other Factors Considered by the Board. In addition to considering the economic and strategic factors described above, the Board considered the following additional factors, all of which it viewed as supporting its decision to approve the Merger Agreement and make its recommendations to the Company stockholders:

•
that the Merger Agreement and the Ancillary Agreements contain terms that, taken as a whole, the Board believed provided a significant degree of certainty that the Merger will be completed as quickly as possible;

•
the business reputation, management and financial resources of New Home and Apollo with respect to the transaction, and the Board’s belief that these factors supported the conclusion that a transaction with Parent and Merger Sub could be completed in a relatively quickly and in an orderly manner;

•
the fact that Parent and Merger Sub represented that Parent and Merger Sub would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and neither the Offer nor the Merger is conditioned on Parent or Merger Sub obtaining any outside financing;

•
the structure of the acquisition of the Company by Parent as a two-step transaction effected pursuant to Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger, enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Offer and the Merger), and allows the second-step Merger – in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer – to be consummated as soon as practicable after the Offer is consummated;

•	the other terms and conditions of the Merger Agreement, including the following (in each case, as further set forth in the Merger Agreement):
•
the Board’s right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Company Proposal (as defined in the Merger Agreement) upon payment by the Company to Parent of a $17.0 million termination fee, and its ability to change its recommendation to its stockholders pursuant to the terms of the Merger Agreement (subject to Parent’s right to terminate and receive the $17.0 million termination fee), which the Board believed would not be preclusive of a potential third-party bidder submitting an alternative, superior proposal;

•	the Board’s ability under certain circumstances to change its recommendation, subject to the payment by the Company to Parent of a $17.0 million termination fee;

•
the Company’s ability under certain circumstances to respond and become fully informed with respect to unsolicited acquisition or business combination proposals from third parties and to provide such third parties with confidential information;

•	the Company’s ability to seek specific performance to prevent breaches of the Merger Agreement by Parent and to enforce specifically the terms of the Merger Agreement pursuant to the terms thereof;
•
Parent’s and Merger Sub’s obligations to use their respective reasonable best efforts to consummate and make effective the Offer and the Merger and to cause the conditions to the Offer and the Merger to be satisfied;

•
the fact that Merger Sub is required, subject to certain conditions to extend the Offer beyond the initial expiration date of the Offer if the conditions to the Offer are not satisfied as of such date;

•
the fact that the Board believes that the outside date of November 12, 2025 under the Merger Agreement allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, and may be extended under certain circumstances, but also prevents the Offer from being extended for an unreasonable amount of time;

•
the fact that the Company would be entitled, under certain circumstances, to receive a reverse termination fee of $28.2 million from Parent in the event that Parent or Merger Sub breaches their obligations under the Merger Agreement or, subject to the terms of the Merger Agreement, fail to close; and

•	the consummation of the Offer is subject to the Minimum Condition (as defined in the Merger Agreement), which cannot be waived without the prior written consent of the Company; and
•	the recommendation of the Company’s senior management in favor of the transaction; and
•
the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under the DGCL will be entitled to such appraisal rights in connection with the Merger.

In the course of its deliberations, the Board weighed these advantages and opportunities against a variety of risks and other potentially negative factors, including but not limited to the following (which are not necessarily in order of importance):
•
the fact that the consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of Shares that could occur if the Company’s plans were successfully implemented;

•
the risks and contingencies related to the announcement and pendency of the Offer and the Merger, including risks and costs if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, potential limitations on the Company’s ability to attract, hire and retain key management and personnel, potential effects on business and customer and supplier relationships, diversion of resources from other strategic opportunities, potential impact on the Company’s stock price, and the possibility that the market’s perception of the Company’s prospects could be adversely affected;

•
the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger and the other transactions contemplated by the Merger Agreement, and if the Merger and other transactions are not consummated, the Company will generally be required to pay its own expenses associated with the Merger and the other transactions contemplated by the Merger Agreement;

•	the costs and challenges associated with the completion of the Merger, including management’s time, energy and attention and potential opportunity cost;
•	the fact that an all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•
the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, that, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending Offer and Merger.

•
certain provisions of the Merger Agreement could have the effect of discouraging third party offers for the Company, including the restriction on the Company’s ability to solicit third party proposals for alternative transactions involving the Company and the applicable termination fee the Company would be required to pay Parent to terminate the Merger Agreement in order to accept a superior proposal from a third party;

•
the Merger Agreement places certain limitations on the Company’s ability to pursue specific performance to force Parent to close the transactions contemplated by the Merger Agreement prior to certain actions having occurred,

•	the Merger Agreement generally provides that Parent’s maximum liability thereunder is limited to $28.7 million; and
•
the potential for litigation challenging the Merger, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the Company or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.

In addition to considering the factors described above, the Board was aware of and considered its fiduciary duties in light of all the foregoing factors.
The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.
In considering the recommendation of the Board that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. See the section entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates.”
Opinion of the Company’s Financial Advisor
At the meeting of the Board on May 12, 2025 to evaluate and approve the Transactions, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated May 12, 2025, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Consideration to be received in the Transactions by holders of Shares (other than the Excluded Holders) is fair, from a financial point of view, to such holders.
The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated May 12, 2025, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, and which is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Moelis’ opinion was provided for the use of the Board (solely in its capacity as such) in its evaluation of the Consideration. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Consideration to the holders of Shares (other than the Excluded Holders) and does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available with respect to the Company. Moelis’ opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transactions or any other matter, including whether such stockholder should tender shares in the Transactions. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:
•	reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts relating to the Company;
•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company, including financial forecasts provided to or discussed with Moelis by the management of the Company (the “Financial Forecasts”);

•	reviewed information regarding the capitalization of the Company furnished to Moelis by the Company;
•
conducted discussions with members of the senior management and representatives of the Company concerning the information described in the foregoing, as well as the business and prospects of the Company generally;

•	reviewed the reported prices and trading activity for the Shares;
•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;
•	reviewed the financial terms of certain other transactions in the industry or industries in which the Company operates;
•	reviewed a draft, dated May 12, 2025, of the Merger Agreement;
•
reviewed the letter, dated March 3, 2025, from Mill Road Capital III, L.P. sent to the Chairman of the Board of Directors of the Company and publicly disclosed by Mill Road Capital III, L.P. and discussed with the Board of Directors and members of senior management of the Company the inquiries and other communications regarding potential transactions that the Company received from third parties following the public disclosure of the letter;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their advisors; and
•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.
In connection with its analysis and opinion, Moelis, with the Company’s consent, relied on the information supplied to, discussed with or reviewed by it being complete and accurate in all material respects. Moelis did not independently verify any such information (nor did it assume any responsibility for the independent verification of any such information). With the Company’s consent, Moelis also relied on the representation of the Company’s management that the Company’s management is not aware of any facts or circumstances that would make any such information inaccurate or misleading. Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Financial Forecasts, Moelis assumed, at the Company’s direction, that such Financial Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Moelis expresses no views as to the reasonableness of any Financial Forecasts or the assumptions on which they are based. In addition, with the Company’s consent, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal.
Moelis’ opinion does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Transactions, except for the fairness of the Consideration from a financial point of view to the holders of Shares (other than Excluded Holders). Moelis did not express any opinion as to fair value, viability or the solvency of the Company following the closing of the Transactions. Moelis notes that, pursuant to the Merger Agreement, the Shares held by Excluded Holders will not be converted into the right to receive the Consideration, and Moelis expresses no opinion with respect to such shares held by the Excluded Holders or as to the fairness of the Consideration to the Excluded Holders thereof. In rendering its opinion, Moelis assumed that the final executed form of the Merger Agreement did not differ in any material respect from the draft that Moelis reviewed, that the Transactions will be consummated in accordance with its terms without any waiver or modification that could be material to Moelis’ analysis, that the representations and warranties of each party set forth in the Merger Agreement are accurate and correct, and that the parties to the Merger Agreement will comply with all the material terms of the Merger Agreement. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions will be obtained, except to the extent that could not be material to Moelis’ analysis. Moelis was not authorized to solicit and did not solicit indications of interest in a possible transaction with the Company from any party.
Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date on which the opinion was delivered, and Moelis assumes no responsibility to update its opinion for developments after the date on which it was delivered. As the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility and Moelis expresses no opinion or view as to any potential effects of such volatility on the Company, Parent or the Transactions.
The following is a summary of the material financial analyses presented by Moelis to the Board at its meeting held on May 12, 2025, in connection with its opinion.
Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.
Financial Analyses of the Company
Selected Public Companies Analysis. Moelis reviewed financial and stock market information of selected U.S. publicly traded small-cap and mid-cap homebuilding companies that, among other things, had enterprise values of up to approximately $3.0 billion and that Moelis deemed generally relevant to the Company. The referenced enterprise values were calculated as market value of fully diluted common equity based on closing stock prices on May 9, 2025, plus preferred stock, plus homebuilding debt (which excludes debt attributable to a selected company’s financial services business, if applicable), plus book value of non-controlling interests, less cash and cash equivalents as of each respective selected company’s most recently reported quarter end. Moelis reviewed the closing fully diluted equity value of each of the selected companies as of May 9, 2025 as a multiple of tangible book value (defined as book value of common equity less goodwill, less preferred stock, less book value of non-controlling interests, all as of each selected company’s most recently reported quarter end) (the “Price to Tangible Book Value” multiple).
The selected publicly traded companies (“Selected Publicly Traded Companies”) deemed relevant by Moelis in its professional judgment and their corresponding Price to Tangible Book Value multiples were:

Price / Tangible Book Value
Mid-cap Public Homebuilders
Tri Pointe Homes, Inc.	0.93x
Century Communities, Inc.	0.67x
LGI Homes, Inc.	0.65x
Small-cap Public Homebuilders
Hovnanian Enterprises, Inc.	0.98x
Beazer Homes USA, Inc.	0.53x
Mean	0.75x
Median	0.67x
High	0.98x
Low	0.53x
Company	0.49x

Financial data for the Selected Publicly Traded Companies was based on publicly available research analysts’ estimates, public filings and other publicly available information.
Based on the Company’s current trading multiple as of May 9, 2025, and a discount to the median Price to Tangible Book Value multiple of the Selected Publicly Traded Companies, and using its professional judgement, Moelis selected a reference range of 0.49x to 0.65x Price to Tangible Book Value multiple. Moelis then applied such multiple ranges to corresponding financial data for the Company that was based on the Financial Forecasts and other information and data provided by the Company’s management.

This analysis indicated the following implied per share reference range for the Company, as compared to the $11.30 per share consideration:

Implied Per Share Reference Range	Merger Consideration
$6.42 – $8.56	$11.30

Discounted Cash Flow Analysis. Moelis performed a discounted cash flow analysis of the Company using the Financial Forecasts and other information and data provided by the Company’s management to calculate the present value of the estimated future unlevered after-tax free cash flows projected to be generated by the Company. In performing its analysis, Moelis utilized a range of discount rates of 11.05% to 13.30% based on an estimate of the Company’s weighted average cost of capital (“WACC”) using the mid-year convention. The estimated WACC range was derived using the capital asset pricing model (taking into consideration the capitalization and market data for the Company and the Selected Publicly Traded Companies), including a size premium. To calculate estimated present values as of March 31, 2025, Moelis utilized (i) the Company’s estimated after-tax unlevered free cash flows for the last nine months of fiscal year 2025 through the 2029 fiscal year end, and (ii) estimated terminal values derived by applying a range of inventory multiples of 0.70x to 0.90x to the Company’s total inventory value (which excludes interest capitalized to inventory). Moelis noted that the selected inventory multiple range was informed by current and historic trading multiples for the Company. Moelis then derived an implied share price reference range from the resulting implied enterprise value reference range, based on net debt and non-controlling interests at March 31, 2025. This analysis indicated the following implied per share reference range for the Company, as compared to the $11.30 per share consideration:

Implied Per Share Reference Range	Merger Consideration
$6.67 – $13.28	$11.30

Other Information
Moelis also noted for the Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:
•
Selected Precedent Transactions Analysis: financial information for certain selected transactions in the U.S. homebuilding industry announced since May 9, 2015, with a purchase price of equity between $150 million to $1 billion. These transactions reflected mean, median, low and high Price to Tangible Book Value multiples of 1.16x, 1.16x, 0.85x and 1.54x, respectively. Moelis, utilizing its professional judgement and accounting for the Company’s low return on equity, small scale and high leverage relative to the observed mid and small-cap builders, selected a Price to Tangible Book Value multiple range of 0.80x to 1.54x, and derived an implied per share reference range of $10.52 to $19.81. Moelis noted that the selected precedent transaction analysis is distinguishable from the Transactions, in particular because the most recent precedent transactions were completed in a significantly lower interest rate environment that was more favorable to homebuilding businesses;

•
Price to Earnings Multiple: the closing stock prices of each of the Selected Publicly Traded Companies on May 9, 2025, to the extent information was publicly available, as a multiple of estimated earnings per share for the calendar year 2025 (such multiple referred to herein as “P/E” multiple). Moelis selected a P/E multiple range of 7.00x to 9.00x, and derived an implied per share reference range of $9.33 to $12.00;

•
52-week Trading Performance: the historical closing trading prices for the Shares during the 52-week period ended May 9, 2025, which reflected low and high stock prices during such period ranging from $5.64 to $13.68 per share;

•
Three-Year Trading Range: the historical closing trading prices for the Shares during the three-year period ended May 9, 2025, which reflected low and high stock prices during such period ranging from $4.56 to $14.53 per share; and

•
Analyst Share-Price Targets: forward stock price targets for the Company common stock in recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets ranging from $6.00 to $15.00 per share.

Miscellaneous
This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.
No company or transaction used in the analyses described above is identical to the Company, Parent or the Transactions. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, nor Moelis or any other person assumes responsibility if future results are materially different from those forecasted.
The Consideration was determined through arms’ length negotiations between the Company and Parent and was approved by the Board. Moelis did not recommend any specific consideration to the Company or the Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transactions.
Moelis acted as financial advisor to the Company in connection with the Transactions. The Company agreed to pay Moelis certain fees for its services in connection with the Transactions, comprised of (i) a retainer fee of $500,000, which became payable upon execution of an engagement letter between the Company and Moelis on March 6, 2025, and which fee shall be offset against the transaction fee referred to below, (ii) an opinion fee of $2,000,000, which became payable upon Moelis’ having substantially completed its work in connection with the delivery of its opinion, regardless of the conclusion reached therein and which fee shall be offset against the transaction fee referred to below, and (iii) a transaction fee, which shall become payable upon consummation of the Transactions. The transaction fee is currently estimated to be approximately $18,350,000. In addition, the Company has agreed to indemnify Moelis for certain liabilities arising out of its engagement and not arising out of Moelis’ bad faith, willful misconduct or gross negligence, including liabilities under the federal securities laws.
Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent or its related entities. In the two years prior to the date of the opinion, Moelis provided corporate preparedness and investment banking services to the Company in connection with the Transactions and acted as lead placement agent to the Company in connection with its private placement of unsecured notes, for which Moelis received compensation of $4,250,000 for its services.
In the three years prior to the date of the opinion, Moelis received $0 in fees from Parent and/or its related entities. Moelis is currently engaged or verbally mandated as a financial advisor to related entities of Parent in connection with 10 potential transactions unrelated to the Transactions. Moelis' fees on these engagements are contingent on the successful completion of those potential transactions, the likelihood or timing of which cannot be predicted at this time. As of May 9, 2025, Moelis had not received any fees in connection with these engagements. Moelis’ actual fees from these other engagements could be much greater than the fees payable in the Transactions.
In the future, Moelis may provide investment banking or other services to the Company and/or Parent and/or its related entities, for which Moelis would expect to receive compensation for such services.
The opinion was for the use and benefit of the Board (solely in its capacity as such) in its evaluation of the Transactions. The opinion did not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transactions or any other matter, including whether any stockholder should tender its Shares in the Offer. The opinion did not address the fairness of the Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Shares (other than Excluded Holders). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration or otherwise. The opinion was approved by a Moelis fairness opinion committee.

The Board selected Moelis as its financial advisor in connection with the Transactions because Moelis has substantial experience in similar transactions and familiarity with the Company. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.
Certain Company Projections
Although the Company has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, the Company does not, as a matter of course, publicly disclose detailed forecasts or projections as to future performance, earnings or other results for extended periods due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.
In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Board and Moelis certain internal forward-looking unaudited financial information for the fiscal years 2025 through 2029 based upon projections developed by management (the “Company Projections”). The Company Projections were reviewed and approved by the Board for use by Moelis in connection with its opinion to the Board and related financial analysis described above under the sections entitled “—Opinion of the Company’s Financial Advisor.” The Company Projections were also provided to Parent and Merger Sub. A summary of the Company Projections, including the assumptions, risks and limitations related thereto, is set forth below.
The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Company Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections do not comply with U.S. generally accepted accounting principles (“GAAP”) (including because certain metrics are non-GAAP measures, and such projections and estimates do not include footnote disclosures as may be required by GAAP). The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transaction if the disclosure is included in a document such as this Schedule 14D-9. Except as expressly indicated herein, the Company Projections have been prepared by and are the responsibility of the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined, reviewed or performed any agreed-upon procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such projections or estimates or the achievability of the results reflected in such projections or estimates. Non-GAAP financial measures used in the Company Projections should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Company Projections may not be comparable to similarly titled amounts used by other companies or persons.
The non-GAAP financial measures set forth below should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
The Company Projections should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2025, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the first quarter ended March 31, 2025.
The summary of the Company Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Company is including the Company Projections in this Schedule 14D-9 solely because they were made available to Moelis in connection with their respective financial analyses summarized above under “—Opinion of the Company’s Financial Advisor” and to the Board in connection with its evaluation of the Offer and the Merger. The Company Projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management (including, but not limited to, the assumption that the Company would make certain property acquisitions in connection with their respective acquisition plans, and other assumptions related to business margins, input costs, industry performance, and general business, economic, market and financial conditions and additional matters specific to the Company’s business, as applicable), in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Important factors that may affect actual results and result in such Company Projections not being achieved include, but are not limited to: the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally, risks related to diverting management’s attention from the Company’s ongoing business operations, and the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and those referred to under the section “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2025 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2024 as amended by the Company’s Form 10-K/A filed on April 29, 2025, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections. Important factors that may affect actual results and result in projections contained in the Company Projections not being achieved include, but are not limited to, the factors set forth from time to time in the Company’s SEC filings.
The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, Moelis or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Moelis, intends to make publicly available any update or other revisions to these Company Projections. None of the Company nor its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning these Company Projections. The Company Projections were prepared treating the Company on a stand-alone basis and do not give effect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any potential synergies that may be achieved as a result thereof or any changes to the Company’s operations or strategy that may have been or may be implemented after the preparation of the Company Projections, to any disruption to the Company’s business caused by the announcement of the Offer or the Merger, or to any costs related to, or that may arise in connection with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Offer or the Merger to be consummated.
In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

(in thousands)	2025	2026	2027	2028	2029
Total Revenue	$1.751	$1,980	$2,455	$2,594	$2,708
Earnings Before Interest and Taxes (“EBIT”)	$129	$177	$190	$193	$202
Net Operating Profit After Tax (“NOPAT”)(2)	$87(1)	$131	$141	$142	$145
Unlevered Free Cash Flow(3)	$155(1)	$(24)	$145	$79	$192
Ending Inventory Balance (Excl. Capitalized Interest)	$1,247	$1,395	$1,405	$1,494	$1,490

(1)	Represents projected amounts for the nine months ending December 31, 2025.
(2)	Calculated as EBIT, less cash taxes.

(3)
Calculated as NOPAT, plus depreciation and amortization, and less (a) Capital expenditures, (b) Changes in net working capital and (c) Change in land and other inventories, in each case, as provided by Company management.

Intent to Tender.
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than Shares for which such holder does not have discretionary authority).
ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
The Company retained Moelis to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, Moelis provided to the Board Moelis’ fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto. The Company selected Moelis as its financial advisor because of, among other things, its knowledge of the homebuilding industry, experience in advising on transactions involving companies similar to the Company, reputation and familiarity with the Company and its business and sophistication and experience with potential shareholder activism matters.
In connection with Moelis’ services as the Company’s financial advisor, the Company has agreed to pay Moelis certain fees for its services in connection with the Transactions, comprised of (i) a retainer fee of $500,000, which became payable upon execution of an engagement letter between the Company and Moelis on March 6, 2025, and which fee shall be offset against the transaction fee referred to below, (ii) an opinion fee of $2,000,000, which became payable upon Moelis’ having substantially completed its work in connection with the delivery of its opinion, regardless of the conclusion reached therein and which fee shall be offset against the transaction fee referred to below, and (iii) a transaction fee, which shall become payable upon consummation of the Transactions. The transaction fee is currently estimated to be approximately $18,350,000. In addition, the Company has agreed to indemnify Moelis for certain liabilities arising out of its engagement and not arising out of Moelis’ bad faith, willful misconduct or gross negligence, including liabilities under the federal securities laws.
See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” and “—Opinion of the Company’s Financial Advisor” for additional information related to Moelis’ retention as the Company’s financial advisor, which is hereby incorporated by reference into this Item 5.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except for the transaction set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Christopher T. Porter	4/6/2025	2,154	$ 6.25
Delivery of withheld securities in connection with the vesting and settlement of restricted stock units previously granted under the Landsea Homes Corporation 2020 Stock Incentive Plan on April 6, 2022 and July 26, 2023, pursuant to which the Company withheld shares of the common stock to satisfy its tax withholding obligations.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any of the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.
ITEM 8.	ADDITIONAL INFORMATION.
Golden Parachute Compensation
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.
Appraisal Rights
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights. Although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so not later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time.
The following discussion summarizes appraisal rights of stockholders and beneficial owners of Shares under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to (i) a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted, (ii) a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) a “person” are to any individual, corporation, partnership, unincorporated association or other entity. Stockholders and beneficial owners of Shares should carefully review the full text of Section 262 of the DGCL, as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.
Under the DGCL, if the Merger is completed, stockholders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) are entitled to appraisal rights under Section 262 of the DGCL, (iii) properly demand appraisal of their Shares prior to the consummation of the Offer and otherwise strictly and timely follow the procedures set forth in Section 262 of the DGCL to exercise their appraisal rights, and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Court of Chancery if certain conditions set forth in Section 262(g) are satisfied and to receive payment of the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any stockholder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and the full text of Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
Any person wishing to exercise appraisal rights should review carefully the full text of Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights.
To exercise appraisal rights under Section 262 of the DGCL if the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder or beneficial owner must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the date of initial mailing of this Schedule 14D-9 (which date of mailing is May 23, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person demanding appraisal and that the person is demanding appraisal (and, in the case of a demand made by a beneficial owner of shares in its own name, must also (1) reasonably identify the holder of record of Shares for which demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL);

•	not tender such stockholder’s Shares in the Offer;
•	continuously hold (in the case of holders of record) or continuously own (in the case of beneficial owners) the subject Shares through the Effective Time; and
•
any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Court of Chancery will dismiss the appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. A failure by any stockholder or beneficial owner of Shares to follow any of the procedures of Section 262 of the DGCL will result in the loss of appraisal rights otherwise available under Section 262 of the DGCL if the Merger is consummated.
Written Demand by the Record Holder
As detailed in the first bullet above, a stockholder or beneficial owner of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Landsea Homes Corporation, 1717 McKinney Avenue, Suite 1000, Dallas, TX 75202, Attention: Corporate Secretary. The demand for appraisal must reasonably inform the Company of the identity of the person demanding appraisal and that the person is demanding appraisal (and, in the case of a demand made by a beneficial owner of shares in its own name, must also (1) reasonably identify the holder of record of Shares for which demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL).
If the Shares with respect to which a demand is made are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand should be executed by or on behalf of the record owner or beneficial owner in such capacity, and if the shares are owned of record or beneficially owned by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint holders of record or beneficial owners. An authorized agent, including an authorized agent for two (2) or more joint stockholders or beneficial owners, as applicable, may execute a demand for appraisal on behalf of a stockholder or beneficial owner, as applicable; however, the agent must identify the stockholder or stockholders or beneficial owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the stockholder or stockholders or beneficial owner or owners, as applicable. A stockholder, such as a broker, bank or other nominee, who holds Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to Shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of Shares as to which appraisal is sought. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the person demanding appraisal.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any stockholder or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner of Shares, demanding a determination of the fair value of the Shares held or beneficially owned by all stockholders or beneficial owners who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders and beneficial owners of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and stockholders and beneficial owners should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any person who has complied with the requirements for an appraisal of such person’s Shares pursuant to Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners of such Shares (provided that, where a beneficial owner makes a demand pursuant to Section 262, the holder of record of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within 10 days after receipt by the Surviving Corporation of the written request for such statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. If the petition is filed by the Surviving Corporation, the petition must be accompanied by such Verified List. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation.
At the hearing on such petition, the Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded appraisal for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, persons who demand appraisal for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the aggregate value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
Determination of Fair Value
After the Court of Chancery determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Persons considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. When the fair value of the Shares is determined, the Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable in the circumstances.
Upon application of a person whose name appears on the Verified List and who participated in the proceeding and incurred expenses in connection therewith, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of judgment under such subsection. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.
From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 of the DGCL will be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner of Shares who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery will dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights and such persons will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a person may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Date.
If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss of your appraisal rights.
The foregoing summary of the rights of the Company’s stockholders and beneficial owners of Shares to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders of the Company or beneficial owners of Shares desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes
In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year-period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.
The Company has elected not to be governed by Section 203 of the DGCL and, therefore, the provisions of Section 203 are inapplicable to the Company. However, the Company’s second amended and restated certificate of incorporation contains provisions that are similar to Section 203. Specifically, the Company’s second amended and restated certificate of incorporation provides that we may not engage in specified “business combinations” with any “interested stockholder” (excluding Landsea Holdings Corporation and its affiliates (other than the Company and its subsidiaries) and specified direct and indirect transferees of Landsea Holdings Corporation) for a three-year period following the time that the person became an interested stockholder, unless:
•	prior to the time that person became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;
•
upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the person became an interested stockholder, the business combination is approved by the Board and by the affirmative vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder, which would include the Merger Agreement and the transactions contemplated thereby. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.
In accordance with the provisions of the Company’s second amended and restated certificate of incorporation, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Merger Sub have represented and warranted that neither they nor their respective subsidiaries nor any affiliate or associate thereof are or have been an interested stockholder at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions set forth in the Company’s second amended and restated certificate of incorporation are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.
The foregoing descriptions are not complete and is qualified in its entirety by reference to the provisions of the Company’s second amended and restated certificate of incorporation and Section 203 of the DGCL.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state anti-takeover law to the Offer and/r the Merger, each of Parent, Merger Sub and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Offer and/or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer and/or the Merger, Parent, Merger Sub and the Company, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Merger Sub, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger, as applicable. In such case, Parent and Merger Sub, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.
Regulatory Approvals.
U.S. Antitrust Laws
As of the date hereof, Parent, Merger Sub and the Company have determined that the transaction is not subject to the HSR Act premerger notification requirements and that the parties are not required to file a premerger notification and report form.
The Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) may scrutinize the legality under the antitrust laws of transactions such as the transactions contemplated by the Merger Agreement, notwithstanding the fact that the transaction is not subject to the HSR Act premerger notification requirements. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the tender offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, unwinding the transaction, or requiring disposition of those Shares, or the divestiture of substantial assets of Merger Sub, the Company, or any of their respective subsidiaries or affiliates, or seek other structural or conduct relief. At any time before or after consummation of the transaction, notwithstanding the inapplicability of the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the tender offer. There can be no assurance that a challenge to the tender offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action prevents the Offer or the Merger from being consummated, Merger Sub may not be obligated to consummate the tender offer or the merger. See Section 13—“Conditions of the Offer” of the Offer to Purchase.
The Company, Merger Sub and Parent cannot assure you that any U.S. or non-U.S. government agencies, including state attorneys general or private parties, will not initiate actions to challenge the transaction before or after it is completed. Any such challenge to the transaction could result in a court order enjoining the Offer or the Merger. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the merger agreement, Parent and Merger Sub are required to commit to any divestitures or similar arrangements with respect to its and the Company’s assets or conduct of business arrangements if that divestiture or arrangement is a condition to obtain any clearance or approval from any governmental entity in order to complete the transaction.
Stockholder Approval of the Merger Not Required.
Section 251(h) of the DGCL provides that, unless expressly otherwise required by the certificate of incorporation of a public target corporation, following consummation of a successful tender offer for a public target corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any “rollover stock” (generally defined as shares of stock of the target corporation that are the subject of a written agreement requiring the shares to be transferred, contributed or delivered to the corporation consummating the offer or one of its affiliates in exchange for stock or other equity interests in such consummating corporation or one of its affiliates), equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation.
The Company’s second amended and restated certificate of incorporation has no restrictions relating to a merger undertaken pursuant Section 251(h) of the DGCL. Accordingly, if Merger Sub consummates the Offer, the Merger may be effected without a vote of the Company’s stockholders.
In addition, as further described above, no vote of stockholders is required under Section 203 of the DGCL as the Company has opted out of Section 203, nor under the provisions of the Company’s charter, as the Board has approved the Merger Agreement and the Transactions for purposes of the Company’s second amended and restated certificate of incorporation, and neither Parent, nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in the Company’s second amended and restated certificate of incorporation.
Conditions to the Offer.
The information regarding the conditions of the Offer contained in Section 13 of the Offer to Purchase is incorporated herein by reference.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and its subsequent Quarterly Reports on Form 10-Q, including that for the three months ended March 31, 2025, and other Company filings made with the SEC.
Forward-Looking Statements.
This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. No assurance can be provided to investors that future developments affecting New Home or the Company will be those that have been anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting management’s attention from the Company’s ongoing business operations; potential litigation and/or regulatory action relating to the proposed transaction; the risk that the anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the assumptions prove incorrect, the actual results of New Home or the Company may vary in material respects from those projected in these forward-looking statements. Factors or events that could cause New Home or the Company’s actual results to differ may emerge from time to time, and it is not possible to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made in this Schedule 14D-9 speaks only as of the date hereof. Each of New Home and the Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. The Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

ITEM 9.	EXHIBITS.
The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)
Offer to Purchase dated May 23, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Lido Holdco, Inc., Lido Merger Sub, Inc., The New Home Company Inc. and Apollo Management IX, L.P. on May 23, 2025 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Joint Press Release, dated May 12, 2025 (incorporated by reference to Exhibit 99.1 to Landsea Homes Corporation’s Current Report on Form 8-K filed with the SEC on May 13, 2025).
(a)(5)(B)	John Ho Email to Employees, dated May 12, 2025 (included in Landsea Homes Corporation’s Schedule 14D-9-C filed with the SEC on May 13, 2025).
(a)(5)(C)	FAQs Distributed on May 12, 2025 (included in Landsea Homes Corporation’s Schedule 14D-9-C filed with the SEC on May 13, 2025).
(a)(5)(D)	Text of Summary Advertisement as published in The New York Times on May 23, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(E)	Letter to Customers (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed with the SEC on May 13, 2025).
(a)(5)(F)	Letter to Brokers (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed with the SEC on May 13, 2025).
(a)(5)(G)	Letter to Vendors and Suppliers (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed with the SEC on May 13, 2025).
(a)(5)(H)
Email from CEO of The New Home Company Inc. to Landsea Homes Corporation Employees, dated May 16, 2025 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed with the SEC on May 16, 2025).

(a)(5)(I)	Opinion of Moelis & Company LLC dated May 12, 2025 (included as Annex A to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of May 12, 2025, by and among Lido Holdco, Inc., Lido Merger Sub, Inc. and Landsea Homes Corporation (incorporated by reference to Exhibit 2.1 to Landsea Homes Corporation’s Current Report on Form 8-K filed with the SEC on May 13, 2025).

(e)(2)
Equity Commitment Letter, dated as of May 12, 2025, pursuant to which certain funds managed by affiliates of Apollo Global Management, Inc. have committed cash as capital to Lido Holdco, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)
Limited Guarantee, dated as of May 12, 2025, delivered by certain funds managed by affiliates of Apollo Global Management, Inc. in favor of Landsea Homes Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated March 15, 2025, by and between The New Home Company Inc. and Landsea Homes Corporation (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Land Bank Commitment Letter, dated as of May 12, 2025, from Kennedy Lewis Investment Management, LLC to The New Home Company Inc (incorporated by reference to Exhibit (b)(1) to the Schedule TO).
(e)(6)
Amended and Restated Stockholder’s Agreement, by and between the Company and Landsea Holdings Corporation, dated June 13, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2023).

(e)(7)
Fourth Amended and Restated Stockholder’s Agreement, dated April 30, 2024, by and between Landsea Homes Corporation and Landsea Holdings Corporation (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2024).

(e)(8)
Trademark License Agreement, by and among Landsea Homes Corporation and certain of its subsidiaries set forth on Exhibit A thereto and Landsea Group Co., Ltd., dated January 7, 2021 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on January 13, 2021).

(e)(9)
First Amendment, dated June 30, 2022, to Trademark License Agreement, by and among Landsea Homes Corporation, on behalf of itself and certain of its subsidiaries set forth on Exhibit A thereto and Landsea Group Co., Ltd., dated January 7, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2022).

(e)(10)
Membership Interest Purchase Agreement, dated January 8, 2024, by and among the Company, Antares Acquisition, LLC, and the sellers party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2024).

(e)(11)
Amendment to Membership Interest Purchase Agreement, dated February 9, 2024, by and among the Company, Antares Acquisition, LLC, and the sellers party thereto (incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 12, 2024).

(e)(12)
Indemnification Agreement, dated April 30, 2024, by and between Landsea Homes Corporation and Landsea Holdings Corporation (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2024).

(e)(15)
Settlement Agreement and Release, dated as of December 5, 2024, by and between the Company and Landsea Holdings Corporation (incorporated by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 5, 2024).

(e)(16)
Form of LF Capital Acquisition Corp. Director and Officer Indemnity Agreement, incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed with the SEC on June 13, 2018).

(e)(17)
Employment Agreement of John Ho, by and between Landsea Holdings Corporation and John Ho, dated August 31, 2020, and assigned to and assumed by Landsea Homes Corporation on January 7, 2021 (incorporated by reference to Annex O-1-1 to the Company’s Definitive Proxy Statement on Form DEF 14A filed with the SEC on November 23, 2020).

(e)(18)
Employment Agreement of Michael Forsum, by and between Landsea Holdings Corporation and Michael Forsum, dated August 31, 2020, and assigned to and assumed by Landsea Homes Corporation on January 7, 2021 (incorporated by reference to Annex O-2-1 to the Company’s Definitive Proxy Statement on Form DEF 14A filed with the SEC on November 23, 2020).

(e)(19)
Executive Employment Agreement by and between Christopher Porter and Landsea Homes Corporation, dated November 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2021).

(e)(20)
Form of Landsea Homes Corporation Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021).

(e)(21)	Landsea Homes Corporation 2020 Stock Incentive Plan (incorporated by reference to Annex F to the Company’s Definitive Proxy Statement on Form DEF 14A filed with the SEC on November 23, 2020).
(e)(22)
Landsea Homes Corporation Executive Cash Incentive Plan, effective as of January 1, 2021. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2021).

(e)(23)
Form of Grant Notice for Restricted Stock Unit Award and Standard Terms and Conditions for Restricted Stock Units (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2021).

(e)(24)
Form of Grant Notice for Performance Share Unit Award and Standard Terms and Conditions for Performance Share Units (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2021).

(e)(25)	Form of Grant Notice for Restricted Stock Award (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2021).
(e)(26)
Registration Rights Agreement, dated June 19, 2018, by and between the Company and Level Field Capital, LLC, James Erwin, Karen Wendel, Gregory P. Wilson, Multi-Strategy Master Fund Limited, BlackRock Credit Alpha Master Fund L.P and HC NCBR Fund (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2018).

(e)(27)
Investor Representation Letter, dated January 7, 2021, by Landsea Holdings Corporation (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: May 23, 2025

LANDSEA HOMES CORPORATION

By:	/s/ John Ho
Name:	John Ho
Title:	Chief Executive Officer

ANNEX A

OPINION OF MOELIS & COMPANY LLC
May 12, 2025
Board of Directors
Landsea Homes Corporation
1717 McKinney Avenue, Suite 1000
Dallas, Texas 75202
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.0001 per share (“Company Common Stock”), of Landsea Homes Corporation (the “Company”), other than (i) any share of Company Common Stock that is owned directly by the Company (or any wholly owned subsidiary of the Company), Lido Holdco, Inc. (the “Acquiror”), Lido Merger Sub, Inc., a wholly owned, direct subsidiary of the Acquiror (the “Acquisition Sub”), or any of their respective Affiliates (as defined in the Agreement) immediately prior to the effective time of the Merger (as defined below) and (ii) holders of Dissenting Shares (as defined in the Agreement) (clauses (i) and (ii), collectively, “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, the Acquiror and the Acquisition Sub. As more fully described in the Agreement, (i) the Acquisition Sub will commence a tender offer to acquire any and all outstanding shares of Company Common Stock for $11.30 per share in cash without interest (the “Consideration”) and (ii) following the consummation of such tender offer, the Acquisition Sub will merge with and into the Company, with the Company being the surviving corporation (the “Merger” and together with such tender offer, the “Transaction”), and each issued and outstanding share of Company Common Stock not previously acquired by the Acquisition Sub (other than Company Common Stock held by Excluded Holders) will be converted into the right to receive the Consideration.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company (such forecasts referred to herein as the “Financial Forecasts”); (iii) reviewed information regarding the capitalization of the Company furnished to us by the Company; (iv) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (iii) of this paragraph, as well as the business and prospects of the Company generally; (v) reviewed the reported prices and trading activity for the Company Common Stock; (vi) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vii) reviewed the financial terms of certain other transactions in the industry or industries in which the Company operates; (viii) reviewed a draft, dated May 12, 2025, of the Agreement; (ix) (a) reviewed the letter, dated March 3, 2025, from Mill Road Capital III, L.P. sent to the Chairman of the Board of Directors of the Company and publicly disclosed by Mill Road Capital III, L.P. and (b) discussed with the Board of Directors and members of senior management of the Company the inquiries and other communications regarding potential transactions that the Company received from third parties following the public disclosure of the letter; (x) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
In connection with our analysis and opinion, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). With your consent, we have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Financial Forecasts, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the

Company. We express no views as to the reasonableness of the Financial Forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.
Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of shares of Company Common Stock (other than Excluded Holders). We are not expressing any opinion as to fair value, viability or the solvency of the Company following the closing of the Transaction. We note that, pursuant to the Agreement, the Company Common Stock held by Excluded Holders will not be converted into the right to receive the Consideration, and we express no opinion with respect to such shares held by the Excluded Holders or as to the fairness of the Consideration to the Excluded Holders thereof. In rendering this opinion, we have assumed that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Acquiror or the Transaction.
We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We previously received a retainer fee in connection with our engagement. We also became entitled to a fee upon having substantially completed our work in connection with the delivery of our opinion, regardless of the conclusion reached herein. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror or its related entities. In the two years prior to the date hereof, except for providing corporate preparedness and investment banking services to the Company in connection with the Transaction and acting as lead placement agent to the Company in connection with its private placement of unsecured notes, for which we received compensation for our services, we have not provided investment banking or other services to the Company. In the two years prior to the date hereof, we have provided and are currently providing investment banking or other services to the Acquiror and/or its related entities unrelated to the Transaction, for which we would expect to receive compensation for such services. In the future, we may provide investment banking or other services to the Company and/or the Acquiror and/or its related entities, for which we would expect to receive compensation for such services.
This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter, including whether any stockholder should tender its shares in the Offer. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of shares of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of shares of Company Common Stock (other than Excluded Holders) in the Transaction is fair from a financial point of view to such holders.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights [For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16].
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:
(1)
If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)
Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title, and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)
Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)
At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)
Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)
The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.